Exhibit 12.1
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2015
and the year to date June 30, 2016

	Year ended December 31,											Six Months Ended June 30,
		2011		2012		2013		2014		2015		2016
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$3,487		$3,748		$2,560		$3,007		$3,614		$1,614
Interest expense, net of amounts capitalized		858		861		826		835		842		540
Interest component of rental expense		117		98		97		113		127		64
Amortization of capitalized interest		3		5		2		5		5		2
AFUDC - Debt funds		58		62		77		86		88		38
Less: Dividends on preferred and preference stock of subsidiaries		(65)		(65)		(66)		(68)		(54)		(23)
Earnings as defined		$4,458		$4,709		$3,496		$3,978		$4,622		$2,235
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$872		$857		$817		$824		$881		$536
Interest on affiliated loans		16		8		7		7		7		4
Interest on interim obligations		3		4		5		4		9		17
Amortization of debt discount, premium and expense, net		40		40		46		46		48		26
Other interest charges		(15)		14		29		42		(15)		(5)
Capitalized interest		20		20		14		25		36		23
Interest component of rental expense		117		98		98		111		127		63
Fixed charges as defined		1,053		1,041		1,016		1,059		1,093		664
Tax deductible preferred dividends		1		1		1		1		1		1
		1,054		1,042		1,017		1,060		1,094		665
Non-tax deductible preferred and preference dividends		64		64		65		67		52		22
Ratio of net income before taxes to net income	x	1.538	x	1.552	x	1.497	x	1.481	x	1.493	x	1.441
Preferred and preference dividend requirements before income taxes		98		99		97		99		78		32
Fixed charges plus preferred and preference dividend requirements		$1,152		$1,141		$1,114		$1,159		$1,172		$697
RATIO OF EARNINGS TO FIXED CHARGES		3.87		4.13		3.14		3.43		3.94		3.21